

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Declares Cash Dividend on Common Stock

Houston, TX – April 26, 2018 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company ("Green Bancorp" or the "Company") that operates Green Bank, N.A. ("Green Bank"), today announced that on Wednesday, April 25, 2018, its Board of Directors declared the initiation of a regular quarterly cash dividend of $0.10 per share on its outstanding common stock. The dividend will be paid on or after May 24, 2018 to shareholders of record as of May 10, 2018. This is the first common stock dividend the Company has declared and reflects the strength of its performance over the last year, the higher level of organic capital generation that resulted from the lower effective tax rates in the 2017 Tax Cuts and Jobs Act and the Company's view of its risk profile and earnings expectations.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank in the Houston and Dallas metropolitan areas and Austin, Louisville and Honey Grove. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

Media & Investor Relations Contacts:

Geoff Greenwade
President
713-275-8203
ggreenwade@greenbank.com

Terry Earley
Chief Financial Officer
713-316-3672
tearley@greenbank.com